UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SeaStar Medical Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50201510

(CUSIP Number)

October 28, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50201510

1.	Name of Reporting Person Union Carbide Employees’ Pension Plan Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,167,706 shares[1]
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 3,167,706 shares[2]
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,167,706 shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.6%[4]
12.	Type of Reporting Person (See Instructions) EP

[1]	Consists of (i) 2,966,555 shares of the Issuer’s common stock and (ii) 201,151 shares of the Issuer’s common stock subject to warrants exercisable within 60 days of October 28, 2022.
[2]	See footnote 1.
[3]	See footnote 1.
[4]

The percentage ownership was calculated based upon 23,699,668 shares of the Issuer’s common stock outstanding as of October 28, 2022, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022.

Item 1.

(a)	Name of Issuer SeaStar Medical Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices 3513 Brighton Boulevard Suite 410 Denver, Colorado 80216

Item 2.

(a)	Name of Person Filing See response to 2(c)

(b)	Address of Principal Business Office or, if none, Residence See response to 2(c)

(c)	Citizenship This statement is filed on behalf of: Union Carbide Employees’ Pension Plan Trust Sylvia Stoesser Center 2211 H.H. Dow Way Midland, Michigan 48674 Citizenship: United States of America

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 50201510

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 3,167,706 shares
(b)

Percent of class:

24.6%. The percentage ownership was calculated based upon 23,699,668 shares of the Issuer’s common stock outstanding as of October 28, 2022, as reported in the Form 8-K filed with the SEC on November 3, 2022.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,167,706 shares
	(ii)	Shared power to vote or to direct the vote: 0 shares
	(iii)	Sole power to dispose or to direct the disposition of: 3,167,706 shares
	(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Material Filed as Exhibits

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 4, 2022

Union Carbide Employees’ Pension Plan Trust

/s/ Robert Sparling
Signature

Robert Sparling, Trustee
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).